UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CHINA BIOLOGIC PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16938C106

(CUSIP Number)

November 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

S-1

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON GL Trade Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,469,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,469,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON GL China Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,469,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,469,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON GL Capital Management GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,469,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,469,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON GL Capital Management GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,469,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,469,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON GL Partners Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,469,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,469,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON Zhenfu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,462
	6	SHARED VOTING POWER 1,469,817
	7	SOLE DISPOSITIVE POWER 14,462
	8	SHARED DISPOSITIVE POWER 1,469,817
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	16938C106

ITEM 1(a).	NAME OF ISSUER:

China Biologic Products, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18th Floor, Jialong International Building
19 Chaoyang Park Road, Chaoyang District, Beijing 100125
People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

	(i)	GL Trade Investment Limited

	(ii)	GL China Opportunities Fund L.P.

	(iii)	GL Capital Management GP L.P.

	(iv)	GL Capital Management GP Limited

	(v)	GL Partners Capital Management Limited

	(vi)	Zhenfu Li

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
For each filing person:

Unit 3001, China World Tower 2
No.1 Jian Guo Men Wai Avenue Beijing 100004
People’s Republic of China

ITEM 2(c)	CITIZENSHIP:
	(i) – (v):	the Cayman Islands
	(vi):	USA

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

ITEM 2(e).	CUSIP NUMBER:

16938C106

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.
ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct vote:	Shared power to vote or direct vote:	Sole power to dispose or direct disposition of:	Shared power to dispose or direct disposition of:
Zhenfu Li	1,484,279 common stock	5.8%	%	14,462 common stock	1,469,817 common stock	14,462 common stock	1,469,817 common stock
GL Partners Capital Management Limited	1,469,817 common stock	5.7%	%	1,469,817 common stock	0	1,469,817 common stock	0
GL Capital Management GP Limited	1,469,817 common stock	5.7%	%	1,469,817 common stock	0	1,469,817 common stock	0
GL Capital Management GP L.P.	1,469,817 common stock	5.7%	%	1,469,817 common stock	0	1,469,817 common stock	0
GL China Opportunities Fund L.P.	1,469,817 common stock	5.7%	%	1,469,817 common stock	0	1,469,817 common stock	0
GL Trade Investment Limited	1,469,817 common stock	5.7%	%	1,469,817 common stock	0	1,469,817 common stock	0

CUSIP No.	16938C106

The percentages of ownership set forth above are based on 25,573,407 issued and outstanding common stock as of November 5, 2013 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

GL Trade Investment Limited is the record owner of 1,469,817 shares of common stock. GL Trade Investment Limited is wholly owned by GL China Opportunities Fund L.P. GL Capital Management GP L.P. is the sole general partner of GL China Opportunities Fund L.P. GL Capital Management GP Limited is the sole general partner of GL Capital Management GP L.P. GL Partners Capital Management Limited is the record owner of 51% of the total issued and outstanding ordinary shares of GL Capital Management GP Limited. Zhenfu Li is the record owner of 70% of the total issued and outstanding ordinary shares of GL Partners Capital Management Limited. Due to the relationship among them, the reporting persons may constitute a "group" for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The reporting persons disclaim membership in such a group.

Zhenfu Li is the record owner of 14,462 shares of common stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013

GL Trade Investment Limited

/s/ Ileana Bolcato
Name: Ileana Bolcato
Title: Director

GL China Opportunities Fund L.P.
By: GL Capital Management GP L.P.
Its General Partner

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP L.P.
By: GL Capital Management GP Limited
Its General Partner

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP Limited

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

GL Partners Capital Management Limited

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

Zhenfu Li

/s/ Zhenfu Li
Name: Zhenfu Li

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each undersigned hereby agree to the joint filing with each other undersigned on behalf of each of them of a statement on Schedule 13G (including any amendment thereto) with respect to the common stock, par value $0.0001 per share, of China Biologic Products, Inc. and further agree that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of November 2013.

GL Trade Investment Limited

/s/ Ileana Bolcato
Name: Ileana Bolcato
Title: Director

GL China Opportunities Fund L.P.
By: GL Capital Management GP L.P.
Its General Partner

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP L.P.
By: GL Capital Management GP Limited
Its General Partner

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Chief Executive Officer

GL Capital Management GP Limited

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

GL Partners Capital Management Limited

/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

Zhenfu Li

/s/ Zhenfu Li
Name: Zhenfu Li